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September 7, 2018

Via EDGAR AND OVERNIGHT Mail

Ms. Erin E. Martin Legal Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise National For-Sale Housing eFund, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Filed August 8, 2018 File No. 024-10727

Dear Ms. Martin:

This letter is submitted on behalf of Fundrise National For-Sale Housing eFund, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated August 22, 2018 (the “Comment Letter”) with respect to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10727) filed with the Commission on August 8, 2018, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Post-Qualification Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Erin E. Martin
Division of Corporation Finance

September 7, 2018

Plan of Operation ― Asset Performance Projections, page 112

1.	We note your disclosure starting on page 112 relating to your asset performance projections, stating that such projections are based in part on “the actual performance of each asset, as of May 1, 2018.” We further note that you have owned each of these properties for less than one year. Please revise to disclose and explain the actual performance included in your analysis.

Response to Comment No. 1

In response to the Staff's comment, the Company has revised the disclosure on page 112 of the Amended Filing to read as follows:

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset (such as property level expenses and historical rental income), as of May 1, 2018, plus the following forward-looking assumptions. In the event that no historical asset performance data is available, asset data from similar assets in the same market is used as an estimate. Actual inputs, if available, will be used in future disclosures when the projections may be subsequently updated. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Dispositions of Assets, page 113

2.	We note your disclosure starting on page 113 regarding the disposition of the K68 Controlled Subsidiary. The numbers included in the table, including the Approximate Acquisition Cost and Sale Price, appear inconsistent with the narrative disclosure below the table and the disclosure on page 107. Please revise for consistency. Additionally, please disclose in the table or by footnote to the table the cost of renovations to this property.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Amended Filing to correct what appears to have been a typographical error in the table. We note that the corrected table’s “Approximate Acquisition Cost” and “Sale Price” is now consistent with the disclosure previously provided by the Company in its Current Report on Form 1-U filed with the Commission on June 21, 2018. In addition, the Company has revised footnote 1 to the corrected table to include the total renovation costs to the property, as follows:

Ms. Erin E. Martin
Division of Corporation Finance

September 7, 2018

(1)       Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs, including approximately $0 in total renovation costs and closing costs of approximately $17,000.

3.	We note your disclosure in footnote 2 to the table on page 113, stating “[o]n an annualized basis, approximate ROI is equal to approximately 47.8%.” Please revise to clarify how this annualized figure is calculated.

Response to Comment No. 3

In response to the Staff's comment, footnote 2 to the table included on page 113 of the Amended Filing and the narrative disclosure below the table have been revised to clarify that the Company’s internal rate of return, or IRR, on the K68 Investment (rather than the ROI) was approximately 47.8% and also explain how IRR is calculated. Footnote 2 to the table included on page 113 of the Amended Filing has been revised to read as follows:

(2)       The internal rate of return (“IRR”) on this investment was approximately 47.8%. The IRR calculation takes into account the dates on which cash inflows and out flows occurred and sets the net present value equal to zero.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary Rise Companies Corp. Tiffany Williamson Goodwin Procter LL